HSBC USA Inc.
Market Linked Securities



Market Linked Securities –Leveraged Upside Participation and Contingent Downside
Principal at Risk Securities Linked to the MSCI Emerging Markets Index due September 11, 2029
Term Sheet to Free Writing Prospectus dated September 3, 2024

Summary of Terms

Issuer	HSBC USA Inc. ("HSBC")
Market Measure	The MSCI Emerging Markets Index (Bloomberg ticker symbol "MXEF") (the "Index")
Face Amount (Original Offering Price)	The principal amount of $1,000 per security
Pricing Date*	September 6, 2024
Issue Date*	September 11, 2024
Calculation Day*	September 6, 2029
Stated Maturity Date*	September 11, 2029
Maturity Payment Amount (per security)	• if the ending level is greater than the starting level, $1,000 plus: $1,000 × index return × upside participation rate • if the ending level is less than or equal to the starting level, but greater than or equal to the threshold level: $1,000; or • if the ending level is less than the threshold level: $1,000 + ($1,000 × index return)
Upside Participation Rate	At least 125% (to be determined on the pricing date)
Threshold Level	70.00% of the starting level.
Starting Level	The closing level of the Index on the pricing date
Ending Level	The closing level of the Index on the final calculation date
Index Return	(ending level – starting level) / starting level
Calculation Agent	HSBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent's Commission and Other Fees	Up to 3.87%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 3.00% and WFA may receive a distribution expense fee of 0.12%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.30% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	40447BDT6 / US40447BDT61
Material Tax Consequences	See the free writing prospectus

*Subject to change

Hypothetical Payout Profile**



** assumes an upside participation rate equal to the lowest possible upside participation rate that may be determined on the pricing date.

If the ending level is less than the threshold level, you will have full downside exposure to the decrease in the level of the Index from the starting level and will lose more than 30%, and possibly all, of the face amount of your securities at maturity.

The estimated initial value of the securities on the pricing date is expected to be between $910.00 and $950.00 per security, which will be less than the original offering price. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" in the accompanying free writing prospectus.

Free Writing Prospectus:
http://www.sec.gov/Archives/edgar/data/83246/000110465924096156/tm2422665d4_fwp.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-7 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying free writing prospectus, product supplement, underlying supplement, prospectus supplement and prospectus before making a decision to invest in the securities. If the terms described in the free writing prospectus are inconsistent with those described herein, the terms described in the free writing prospectus will control.

Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities
- If The Ending Level Is Less Than The Threshold Level, You Will Lose More Than 30%, And Possibly All, Of The Face Amount Of Your Securities At Maturity.
- No Periodic Interest Will Be Paid On The Securities.
- The Stated Maturity Date May Be Postponed If The Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC
- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market
- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.
- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.
- The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risk Relating the Index
- The Maturity Payment AmountWill Depend Upon The Performance Of The Index And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - Investing In The Securities Is Not The Same As Investing In The Index.
  - Historical Levels Of The Index Should Not Be Taken As An Indication Of The Future Performance Of The Index During The Term Of The Securities.
  - Changes That Affect The Index May Adversely Affect The Value Of The Securities And The Maturity Payment Amount.
  - We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Index.
  - We And Our Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.
- There Are Risks Associated With Investments In Securities Linked To The Value Of Non-U.S. Equity Securities.
- There Are Risks Associated With Emerging Markets.
- The Value Of The Index Is Subject To Currency Exchange Risk With Respect To The U.S. Dollar And The Non-U.S. Currencies Represented In The Index.

Risks Relating To Conflicts Of Interest
- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risks Relating To Tax
- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.